787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111
November 25, 2014
VIA EDGAR AND OVERNIGHT DELIVERY

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	New Remy Holdco Corp. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-199182
Dear Mr. Dobbie:
On behalf of New Remy Holdco Corp., a Delaware corporation (“New Holdco”), we are transmitting for filing a copy of Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”), which is being filed with the Securities and Exchange Commission (the “Commission”) via EDGAR simultaneously with this letter. For convenience, New Holdco is also providing by email a copy of Amendment No. 2 marked to show changes against Amendment No. 1 to the Registration Statement filed with the Commission on November 12, 2014.
Thank you for your consideration. Should you have any questions about the foregoing, please do not hesitate to contact me at (212) 728-8088 or Ann Harrington at (212) 728-8893.

Sincerely,

/s/ Robert S. Rachofsky

Robert S. Rachofsky, Esq.
Willkie Farr & Gallagher LLP

cc:	Via E-mail
Michael L. Gravelle, Esq. (Fidelity National Financial, Inc.)
Michael J. Aiello, Esq. (Weil, Gotshal & Manges LLP)
John J. Pittas (Remy International, Inc.)